

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via E-mail
Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
136-56 39th Avenue, Room #305
Flushing, NY 11354

      Re: Sino-Global Shipping America, Ltd.
          Form 10-K for Fiscal Year Ended June 30, 2013
          Filed September 27, 2013
          File No. 001-34024

Dear Mr. Cao:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief